Exhibit 3.1

AMENDMENT NO. 1 TO

BYLAWS OF

DIGITAL ALLY, INC.

(a Nevada Corporation)

(adopted effective as of November 6, 2024)

1. The first sentence of Section 7 of the Bylaws is hereby amended and restated in its entirety, as follows:

At any meeting of the stockholders, the presence, in person or by proxy, of the holders of thirty-three and one third percent (33 1/3%) of the stock issued and outstanding and entitled to vote thereat shall constitute a quorum.